                                                           OMB APPROVAL
                                                    OMB Number: 3235-0145
                                                    Expires: October 31, 2002
                                                    Estimated average burden
                                                    hours per response. . . 14.9

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                     Friedman, Billings, Ramsey Group, Inc.
                     --------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   358433 10 0
                                 --------------
                                 (CUSIP Number)


                                  July 18, 2002
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 6 Pages

CUSIP No.  358433 10 0
           -----------


1.       Name of Reporting Persons:                        PNC INVESTMENT CORP.
         I.R.S. Identification Nos. of above persons (entities only) 51-0206717

2.       Check the Appropriate Box If a Member of a Group              (a) [ ]

                                                                       (b) [ ]

3.       SEC Use Only

4.       Citizenship or Place of Organization:                         DELAWARE

Number of Shares                     5.       Sole Voting Power        2,426,086
Beneficially Owned by
Each Reporting Person With           6.       Shared Voting Power              0

                                     7.       Sole Dispositive Power:  2,426,086

                                     8.       Shared Dispositive Power         0


9.       Aggregate Amount Beneficially Owned by
         Each Reporting Person:                                        2,426,086

10.      Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares (See Instructions)                         [ ]

11.      Percent of Class Represented by Amount in Row (9):               12.14%

12.      Type of Reporting Person (See Instructions):                         CO


                                Page 2 of 6 Pages

ITEM 1.

         (A)      NAME OF ISSUER:  Friedman, Billings, Ramsey Group, Inc.

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                                                    Potomac Tower
                                                    1001 Nineteenth Street North
                                                    Arlington, VA  22209

ITEM 2.

         (A)      NAME OF PERSON FILING: PNC Investment Corp.*

         (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                                                           300 Delaware Avenue
                                                           Suite 304
                                                           Wilmington, DE  19801


         (C)      CITIZENSHIP:  Delaware

         (D)      TITLE OF CLASS OF SECURITIES: Class A Common Stock

         (E)      CUSIP NUMBER:  358433 10 0

         * EXPLANATORY NOTE - Information regarding the direct and indirect parent companies of PNC Investment Corp., together with information regarding the entering of an SEC Cease and Desist Order with respect to The PNC Financial Services Group, Inc. ("PNC Parent") and certain agreements entered into by PNC Parent and its principal banking subsidiary with banking regulators, is set forth on Attachment I, which is attached to this statement and is incorporated herein by reference.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR RULE 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)  [ ] Broker or dealer registered under Section 15 of the Exchange Act;
(b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)  [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d) [ ] Investment company registered under Section 8 of the Investment Company Act;
(e)  [ ] An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                                Page 3 of 6 Pages

ITEM 4.  OWNERSHIP.

         (a)      Amount Beneficially Owned:                         2,426,086**

         (b)      Percent of Class:                                     12.14%**

         (c)      Number of Shares to which such person has:

                  (i)      Sole power to vote or direct the vote:      2,426,086

                  (ii)     Shared power to vote or direct the vote:            0

                  (iii)    Sole power to dispose or to direct the
                           disposition of:                             2,426,086

                  (iv)     Shared power to dispose or to direct
                           the disposition of:                                 0

         ** The total number of shares of Class A Common Stock beneficially owned by the Reporting Person represents approximately 5.23% of the total Common Stock of the Issuer based on outstanding stock information as of July 31, 2002 contained in the most recent Form 10-Q filed with the SEC by the Issuer.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.


                                Page 4 of 6 Pages

ITEM 9.  NOTICE OF DISSOLUTION OF THE GROUP.

         Not Applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          August 15, 2002
                                                  -----------------------------
                                                              (Date)

                                                     /s/ Robert L. Haunschild
                                                  -----------------------------
                                                            (Signature)

                                                       President & Treasurer
                                                  -----------------------------
                                                           (Name/Title)





         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                                Page 5 of 6 Pages

                                  ATTACHMENT I
                                       TO
                                  SCHEDULE 13G
                                       BY
                              PNC INVESTMENT CORP.



PNC Investment Corp. is a wholly owned subsidiary of PNC Holding, LLC, which is a Delaware limited liability company and a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC Parent"), a Pennsylvania corporation, which is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. PNC Investment Corp. holds certain investments on behalf of PNC Parent. PNC Holding, LLC is the holding company for certain of PNC Parent's nonbank subsidiaries. PNC Holding, LLC's principal executive offices are located at 300 Delaware Avenue, Wilmington, Delaware 19801. PNC Parent is a diversified financial services organization engaged in regional community banking, corporate banking, real estate finance, asset-based lending, wealth management, asset management and global fund services. PNC Parent's principal executive offices are located at 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222.

On July 18, 2002, PNC Parent filed with the Securities and Exchange Commission ("SEC") a Current Report on Form 8-K ("PNC Form 8-K") in which it announced that it had entered into a written agreement with the Federal Reserve Bank of Cleveland ("Federal Reserve"), and that its principal subsidiary, PNC Bank, National Association ("PNC Bank"), had entered into a written agreement with the Office of the Comptroller of the Currency ("OCC"). These agreements (together, the "Regulatory Agreements") address such issues as risk, management and financial controls. On the same date, the SEC, with PNC Parent's consent, entered an Order Instituting Public Administrative Proceedings Pursuant to
Section 8A of the Securities Act of 1933 and 21C of the Securities Exchange Act of 1934, Making Findings and Imposing Cease-and-Desist Order ("SEC Order") in connection with three 2001 transactions transferring certain assets of PNC Parent to companies formed with a third-party financial institution and that gave rise to a financial statement restatement announced by PNC Parent on January 29, 2002. The SEC found that PNC Parent violated, and ordered that PNC Parent cease and desist from committing or causing any violations of, and committing or causing any future violations of, certain provisions of the federal securities laws, including Sections 17 (a)(2) and (3) of the Securities Act of 1933, as amended, Sections 10(b), 13(a) and 13(b)(2)(A) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rules 10b-5, 12b-20, 13a-1 and 13a-13 promulgated under the Exchange Act. In consenting to the entry of the SEC Order and the SEC's jurisdiction, PNC Parent did not admit or deny the SEC's findings.

         The Regulatory Agreements, the SEC Order and PNC Parent's press release relating to the execution of the Regulatory Agreements and the entry of the SEC Order were filed as exhibits to the PNC Form 8-K. The PNC Form 8-K and such exhibits are incorporated herein by reference. The foregoing information is qualified in its entirety by reference to the text of the PNC Form 8-K and the exhibits thereto. The PNC Form 8-K (including the exhibits thereto) is accessible on the SEC's website at www.sec.gov.


                                Page 6 of 6 Pages